                                                               Filed by Eimo Oyj
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                              of Securities Exchange Act of 1934

                                                      Subject Company: Eimo Oyj
                                               Commission File Number: 000-00000

EIMO OYJ STOCK EXCHANGE RELEASE 14.07.2000 09:00                           1 (5)

EIMO AND TRIPLE S PLASTICS TO MERGE CREATING GLOBAL SUPPLIER OF ADVANCED PLASTICS AND SOLUTIONS TO MOBILE COMMUNICATIONS INDUSTRY

- Eimo and Triple S will be merged, Eimo's net sales more than double
- Shareholders of Triple S will receive 33-37% of Eimo's new share capital
- Eimo's unlisted Series K shares will be converted into Series A shares 1 for 1
- Eimo intends to apply for listing on Nasdaq
- The merger is expected to have a positive impact on Eimo's earnings per share starting in 2001
- Further expansion in Asia/Americas is under investigation
- Press conference will be held today at 11 a.m. in Hotel Kamp, Helsinki.

LAHTI FINLAND, VICKSBURG, MICHIGAN, July 14, 2000. -- EIMO OYJ (HEX:EIMAV) and TRIPLE S PLASTICS, INC. (NASDAQ:TSSS) announced today that they have entered into a formal merger agreement to create a global manufacturing company focused on serving the mobile communications industry and other high growth industries. The merger unites Eimo's expertise in automation technologies, in-mold decorating and advanced finishing with Triple S' expertise in state-of-the-art injection molding and manufacturing efficiencies. Both companies have a history of bringing highly technical capabilities and solutions to their respective client bases.

Among the many expected benefits of the merger are opportunities for the combined company to offer more extensive global service to existing customers, to combine respective advanced R & D technologies and skills and to share resources such as tool and automation manufacturing, which are expected to offer substantial revenue synergies to the business.

The combined company will be among the world leaders in supplying mobile communications manufacturers with plastic parts and related services. With combined revenue and operating income of EUR 178 million (USD 169 million) and EUR 24 million (USD 23 million) respectively for the latest fiscal year, the company will be well placed to supply the world's largest mobile communications equipment manufacturers. The combined company will employ approximately 1,500 people at plants in North America and Europe, serving leading global telecommunications clients including Alcatel, Elcoteq, Ericsson, Flextronics, Lucent, Motorola, NEC, Nokia, Philips and Siemens.

                                                                           2 (5)

Due to the significant growth in the U.S. market the combined company's sales during the next 12 months are estimated to grow faster than Eimo's European sales. Based on the significant profitability increases anticipated at Triple S, both from the growth of its ongoing business with increasing focus on mobile communications and through the added benefits of the merger, the merger is projected to have a positive impact on Eimo's earnings per share starting in 2001. Total one-time costs due to the merger are expected to be approximately EUR 1 million (USD 1 million) for Eimo and EUR 2.5 - 5 million (USD 2.5 - 5 million) for Triple S. The companies have agreed that if either one of the parties withdraws from the merger under certain conditions, a termination fee of up to USD 6.4 million plus expenses will be payable to the other side.

Under the terms of the merger agreement Triple S shareholders will receive a certain number of Eimo shares in the form of American Depository Receipts (ADR's) based on an agreed upon exchange ratio. The final exchange ratio at closing will be determined using the average closing prices of Eimo's shares in USD on the Helsinki Stock Exchange calculated using a 15 trading day period ending 3 days prior to closing. In the event the average price is greater than USD 6.94 the exchange ratio will be set at 4.85 in which case Eimo will issue a minimum of approximately 23,173,300 ordinary shares (Series A) based on the number of issued and outstanding Triple S shares and options. In the event the average price is less than USD 5.00 the exchange ratio will be set at 5.70 in which case Eimo will issue a maximum of approximately 27,234,600 shares based on the number of issued and outstanding Triple S shares and options. In the event the average price falls between USD 6.94 and USD 5.00 a formula will be used to determine the exchange ratio where the total transaction value will range between approximately USD 136 million and USD 161 million. After the exchange of shares, the holders of the shares and options of Triple S are expected to own between 33 % to 37 % of the total shares and options of Eimo. As a part of the agreement, all Eimo Series K shares (20 votes each) will be converted one-for-one into ordinary shares (1 vote each), resulting in a single series of common stock. In connection with the merger, Eimo will apply for a listing of its ADRs on the Nasdaq National Market.

The acquisition is subject to approval by the stockholders of Triple S and Eimo and certain government entities and agencies. The agreement will be presented for approval at shareholders' meetings of both companies with closing currently anticipated to occur before the end of the year. The merger is intended to be tax free to the shareholders of Triple S and is intended to be accounted for as a pooling-of-interests under Finnish GAAP.

                                                                           3 (5)

Eimo and Triple S have pursued similar business strategies in the past few years. Both have focused extensively on serving the mobile communication market. Both companies have a long-standing reputation for quality services such as mold design and manufacture, injection molding as well as advanced value added processing of plastic components. Prior to the merger agreement, the two companies have successfully worked together on several customer-initiated joint projects.

Commenting on the acquisition, Mr. Jalo Paananen, Chairman of Eimo, said, "The Triple S acquisition gives us an entirely new strategic posture. It is our objective to become the leading global provider of precision plastic components for the mobile communications industry, and to provide top-quality plastic products to other major industries where there is a premium on the ability to deliver highly technical solutions and advanced materials. By partnering with Triple S Plastics, we believe we are significantly better-positioned to meet that goal." In addition, he stated that the Eimo strategic plans include establishing production facilities in Asia and elsewhere in the Americas, either through the development of its own facilities, additional acquisitions or a combination thereof.

Mr. A. Christian Schauer will remain as CEO of Triple S and head of the U.S. operations. He will also be nominated for election to the combined Board of Directors of Eimo to serve on the Board following the merger. "We're excited to gain greater capacity to reach customers worldwide," Mr. Schauer said. "We're proud of our reputation for manufacturing top-quality plastic parts in North America and I believe we complement Eimo's work in Europe and Asia."

Paananen and Schauer also announced the combined company will be led by a new President and Chief Executive Officer, Mr. Heikki Marttinen whose appointment was confirmed yesterday by Eimo's Board. Company officials also said they don't expect to cut staff or close facilities. Rather, they believe the combined company will ultimately grow and add personnel and manufacturing facilities. The company's headquarters will be in Lahti, Finland.

Mr. Daniel B. Canavan and Mr. Victor V. Valentine, Jr., each of whom is a member of the Triple S management team and a principal shareholder of Triple S, will also continue in their capacities as executives of Triple S after the merger. Messrs. Schauer, Canavan, Valentine, and Mr. David L. Stewart, the former CEO of Triple S, who together hold more than 50% of the common stock of Triple S, have agreed to vote their shares in favor of the merger. In addition, Jalo Paananen, Elmar Paananen, Annamari Jukko and Topi Paananen, all of whom are principal shareholders of Eimo and who hold directly an aggregate of 32% of the shares

                                                                           4 (5)

of Eimo, have agreed to vote their shares in favor of the merger. The principal shareholders named above of both companies, other than Mr. Stewart, have also entered into a lock-up agreement regarding their equity holdings in the companies, which agreements will only permit them, individually, in the case of Messrs. Schauer, Canavan and Valentine, and as a group, in the case of the four Paananen family members named above, to dispose of 30% of their individual holdings beginning on the completion of the merger, an additional 30% beginning 12 months after the completion of the merger, and the remainder of their shares beginning 24 months after the completion of the merger.

Conventum Corporate Finance Oy has acted as financial advisor and Smith, Gambrell & Russell, LLP has acted as legal counsel to Eimo. Pacific Crest Securities, Inc. has acted as financial advisor and Schiff Hardin & Waite has acted as legal counsel to Triple S.

About Eimo:
Eimo is a leading European manufacturer of injection molded precision plastic components for the mobile communications industry. Eimo, headquartered in Lahti, Finland, has production facilities at five sites in Finland, as well as in the Netherlands and expects to open a new production facility in Hungary later this year. Eimo had net sales of EUR 78 million (USD 74 million) in 1999 and employs approximately 700 people.

About Triple S:
Triple S is a full-service manufacturer of custom injection molded plastics, with over 60% of its sales going to the mobile communications industry. Triple S has manufacturing facilities in Texas, Michigan and New York in the U.S., had net sales of EUR 100 million (USD 95 million) in the year ended March 31, 2000 and employs approximately 750 people.

Eimo will be hosting a news conference by Mr. Elmar Paananen, Executive Vice Chairman, in Hotel Kamp (Mirror Room), Pohjoisesplanadi 29, 00100 Helsinki, 14th July, 11:00 a.m. Finnish time. Slides of the news conference presentation will be available at the company's website www.eimo.com.

Contacts:
Elmar Paananen, Eimo Oyj
Tel. + 358 500 503865
www.eimo.com

A. Christian Schauer, Triple S Plastics, Inc.
Tel. + 1 616 327 2224
www.tsss.com

                                                                           5 (5)

Investors are urged to read the information to be filed with the United States Securities and Exchange Commission in connection with the merger, including the proxy material to be sent to the holders of common stock of Triple S to solicit their approval of the Merger Agreement and the transactions contemplated thereby and the registration statement to be filed by Eimo on Form F-4 with respect to ordinary shares of Eimo to be issued in connection with the transaction, each of which will include a copy of the Merger Agreement as an exhibit. Such documents, when filed, will be available free of charge from the SEC website at www.sec.gov.

This press release includes statements that constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. For certain information regarding these risks and uncertainties, reference is made to Eimo's March 1999 Offering Circular for 5,000,000 share combined offering (copies of which are available from Eimo upon written request) and Triple S' Annual Report on Form 10-K for the year ended March 31, 2000.

                           [Press Conference Slides]

                                [LOGO OF EIMO]

                     EIMO AND TRIPLE S PLASTICS TO CREATE
                           A GLOBAL TELECOM SUPPLIER

               Elmar Paananen, Executive Vice Chairman, Eimo Oyj

                                [LOGO OF EIMO]

                             EXECUTIVE SUMMARY 1(2)
 .  Eimo and Triple S Plastics to be merged, creating global telecom supplier.
   Eimo's net sales more than double

 . Shareholders of Triple S receive 33-37% of Eimo's new share capital through exchange of shares

 .  Eimo ADRs to be listed on Nasdaq (over 1,000 owners in the U.S.)

 .  Eimo's unlisted Series K shares to be converted into Series A shares 1 for 1.
   All shares will become identical common stock

                                [LOGO OF EIMO]

                            EXECUTIVE SUMMARY 2(2)

 . Due to the significant growth in the U.S. market, the combined company's sales during the next 12 months are estimated to grow faster than Eimo's European sales.

 .  The merger has positive impact on Eimo's EPS starting in 2001

 .  Next moves in Asia/Americas under investigation

                                [LOGO OF EIMO]

                             MERGER STRUCTURE 1(3)
 . TSSS shares and options will be exchanged to Eimo shares and options using the exchange ratio of 4.85-5.70 Eimo shares for each TSSS share

 . Minimum dilution occurs if Eimo's share price is above $6.94 at the time of closing in Dec 2000 (average of 15 trading days ending 3 days prior to closing), maximum dilution occurs if the price is below $5.00

 . Based on Eimo's closing price of EUR 6.77 on July 12, 2000 the transaction represents a premium of

   -  56% to the TSSS closing price on July 12, 2000

   -  155% to the 12 months average closing share price

                                [LOGO OF EIMO]

                             MERGER STRUCTURE 2(3)

 .  Triple S shareholders receive 33-37% of Eimo's share capital, i.e.
   approximately 23,173,300 - 27,234,600 ordinary shares

 .  The merger is unanimously recommended by the Boards of Triple S and Eimo

 . Triple S' key shareholders have agreed to employment and lock-up arrangements. Paananen family joins in the lock-up agreements

 . The merger is conditional upon acceptances from the extraordinary shareholders' meetings of both companies and clearance by relevant authorities

                                [LOGO OF EIMO]

                             MERGER STRUCTURE 3(3)

 . If either one of the companies withdraws from the merger, there will be termination fee of up to $6.4 million and expences payable

 . In connection with the merger Eimo creates an ADR program. ADRs will be listed in the Nasdaq. The company has currently over 1,000 U.S. owners

 . Eimo's unlisted Series K shares are converted into Series A shares 1 for 1, resulting in a single series of common stock

                                [LOGO OF EIMO]

                                  MANAGEMENT

 .  Eimo's new CEO Heikki Marttinen to start shortly

   -  Excellent profile to manage growth and globalization

 . Key members of the top management team of Triple S have agreed to remain with the new company

   - In addition, they have agreed to lock-up arrangements regarding their holdings of Triple S stocks and options

   -  Similar lock-up is agreed by the Paananen family

                                [LOGO OF EIMO]

                         RATIONALE FOR THE MERGER 1(4)

 .  Merger with Triple S fits perfectly into Eimo's strategy

 . Together with Triple S, Eimo becomes one of the biggest suppliers of precision plastic components to mobile phones

   -  Estimated global market share is over 8%

 . Geographic fit is excellent: Eimo operates mostly in Europe and Triple S in the U.S.

   -  New Eimo can now provide extensive services globally

   - Current customers can be served from new locations with additional technologies

                                [LOGO OF EIMO]

                         RATIONALE FOR THE MERGER 2(4)

 . The customer base is wide, including e.g. Alcatel, Elcoteq, Ericsson, Flextronics, Lucent, Motorola, NEC, Nokia, Philips and Siemens

   -  Product and customer specific risks reduced

 .  There are extensive opportunities to exchange technologies and skills

   -  e.g. windows, IML and multi-cavity tools

 . Prior to the merger, the companies have successfully worked together on several customer-initiated joint projects

   -  Integration of businesses will be easier

                                [LOGO OF EIMO]
                         RATIONALE FOR THE MERGER 3(4)

 .  The merger doubles Eimo's size and enhances the company's revenue growth

   - Due to the significant growth in the U.S. market, the combined company's sales during the next 12 months are estimated to grow faster than Eimo's European sales.

   - Prior to the merger, Eimo had anticipated that its revenue growth this year will be 35-40%

 . This pooling-of-interests merger is expected to have a positive impact on Eimo's earnings per share starting already in 2001

                                [LOGO OF EIMO]
                         RATIONALE FOR THE MERGER 4(4)

 . The merger creates significant revenue synergies and growth opportunities since Eimo can now offer better and wider services globally

 . Cost savings are limited since the companies operate in different geographic areas and overlapping activities are small

 .  Annual savings of over EUR 1 million are expected to be realized starting in
   2001

   - Savings accrue from sharing of resources in engineering, production, manufacturing technologies, R&D, purchases and administration

 .  The total one-time cost of the merger is EUR 3.5-6 million

                                [LOGO OF EIMO]
                               KEY FIGURES 1(2)

                     [CHARTS OF NET SALES AND NET PROFIT]

           Net Sales, Latest Fiscal Year      Net Profit, Latest Fiscal Year
                Eimo      Triple S                           Eimo  Triple S
Net Sales       78.0        100.1              Net Profit    13.1     2.9



Exchange Rate: USD/EUR 0.95
Latest Fiscal Year: Eimo     1-12-1997
                    Triple S 4/99-3/2000

                                [LOGO OF EIMO]

                               KEY FIGURES 2(2)

EUR million/(1)/
                          EIMO               TRIPLE S          COMBINED/(2)/
                          ----               --------          -------------
                  1-12/1999  1-3/2000  4/99-3/00  1-3/2000    FY 1999  1-3/2000

Net Sales            78.0      19.0      100.1      25.5       178.1     44.4
 % sales growth      30.8%     (6.7)%     40.3%     24.6%       36.0%     9.0%

Normal EBIT/(3)/     19.2       2.7        6.4       2.0        25.6      4.7
 % of net sales      24.6%     14.2 %      6.4%      8.0%       14.4%    10.7%

Reported EBIT        19.2       2.7        5.0       2.0        24.2      4.7
 % of net sales      24.6%     14.2 %      5.0%      8.0%       13.6%    10.7%

Pre-tax Profit       18.2       2.8        4.7       2.0        22.9      4.8

Net Profit           13.1       2.0        2.9       1.2        16.0      3.2

/(1)/ Applied exchange rate: USD/EUR 0.95
/(2)/ Combined is a simple arithmetic addition of Eimo and Triple S Figures /(3)/ Extraordinary, one-time costs are added back to the operating profit

                                [LOGO OF EIMO]

                                GLOBAL PRESENCE
                     Production Facilities of Eimo/Triple S

                                 [GLOBAL MAP]

                 Existing                      Pending          Potential
---------------------------------              -------          ---------
Vicksburg Battle Creek    Helmond               Pecs            Hong Kong
                          Hollola                               Guandong
Brewster                  Kuortti
Georgetown Fort Worth     Lahti
                          Laitila

                                [LOGO OF EIMO]

                        TRIPLE S PLASTICS IN BRIEF 1(2)

 . Triple S, established in 1969, manufacturers complex highly engineered thermoplastic components and molds to produce those components

 .  Triple S has a strong and growing telecom focus, as % of net sales:

   Market area                  4/97-3/98       4/98-3/99       4/99-3/00
   -----------                  ---------       ---------       ---------

   Telecommunications                 15%             37%             62%

   Consumer products                  38%             25%             12%

   Automotive                         15%             11%             10%

   Medical/Pharmaceuticals            14%             13%              8%

   IT and others                      18%             14%              8%

                                [LOGO OF EIMO]

                        TRIPLE S PLASTICS IN BRIEF 2(2)

 . Triple S has 6 production facilities in 5 locations in Texas, Michigan and New York

 . Net sales for the fiscal year 4/99-3/00 were $95.1 million, an increase of 40.3% relative to prior year. Operating profit before one-time items was 6.4% of the sales (0.4% in 4/98-3/99)

 . Outlook for the current year is very strong both in terms of net sales and profitability

   - During Jan - March 2000 net sales were $24.2 million, growth of 24.6%, and EBIT 8.0% (-1.9%)

                                [LOGO OF EIMO]

                                 EIMO IN BRIEF

 .  Plastic systems supplier to the mobile communications industry

   -  Mobile communications industry accounts for over 90% of Eimo's sales

 .  1996-1999: cumulative average sales growth 63%

 .  1999: net sales EUR 78 million, EBIT 25% and ROI 41%

 .  Eimo's earlier estimates for year 2000:

   -  sales growth 35-40%

   -  EBIT 18-20%

 .  Personnel 700

                                [LOGO OF EIMO]

                                  ACTION PLAN

 . Extraordinary shareholders' meetings of both Eimo and Triple S will decide upon the merger, expected in December 2000

   -  Prior to that SEC filing and other authorizations

 . Internationalization continues: next moves in Asia and elsewhere in the Americas are already under investigation

 .  Operational steps

   -  Some cross selling starts immediately

   -  Major technology transfer projects

   -  Personnel reductions not planned

   -  Facilities serving mobile communications industry will use the name Eimo

                                [LOGO OF EIMO]

                                    TARGET

Eimo's target is to become the leading provider of precision plastic components for the mobile communications industry

EIMO OYJ STOCK EXCHANGE RELEASE 14.07.2000 09:00

EIMO AND TRIPLE S PLASTICS TO MERGE CREATING GLOBAL SUPPLIER OF ADVANCED PLASTICS AND SOLUTIONS TO MOBILE COMMUNICATIONS INDUSTRY

LAHTI FINLAND, VICKSBURG, MICHIGAN, July 14, 2000. -- EIMO OYJ (HEX:EIMAV) and TRIPLE S PLASTICS, INC. (NASDAQ:TSSS) announced today that they have entered into a formal merger agreement to create a global manufacturing company focused on serving the mobile communications industry and other high growth industries. The merger unites Eimo's expertise in automation technologies, in-mold decorating and advanced finishing with Triple S' expertise in state-of-the-art injection molding and manufacturing efficiencies. Both companies have a history of bringing highly technical capabilities and solutions to their respective client bases.

Among the many expected benefits of the merger are opportunities for the combined company to offer more extensive global service to existing customers, to combine respective advanced R & D technologies and skills and to share resources such as tool and automation manufacturing, which are expected to offer substantial revenue synergies to the business.

The combined company will be among the world leaders in supplying mobile communications manufacturers with plastic parts and related services. With combined revenue and operating income of EUR 178 million (USD 169 million) and EUR 24 million (USD 23 million) respectively for the latest fiscal year, the company will be well placed to supply the world's largest mobile communications equipment manufacturers. The combined company will employ approximately 1,500 people at plants in North America and Europe, serving leading global telecommunications clients including Alcatel, Elcoteq, Ericsson, Flextronics, Lucent, Motorola, NEC, Nokia, Philips and Siemens.

Due to the significant growth in the U.S. market the combined company's sales during the next 12 months are estimated to grow faster than Eimo's European sales. Based on the significant profitability increases anticipated at Triple S, both from the growth of its ongoing business with increasing focus on mobile communications and through the added benefits of the merger, the merger is projected to have a positive impact on Eimo's earnings per share starting in 2001. Total one-time costs due to the merger are expected to be approximately EUR 1 million (USD 1 million) for Eimo and EUR 2.5 - 5 million (USD 2.5 - 5 million) for Triple S. The companies have agreed that if either one of the parties withdraws from the merger under certain conditions, a termination fee of up to USD 6.4 million plus expenses will be payable to the other side.

Under the terms of the merger agreement Triple S shareholders will receive a certain number of Eimo shares in the form of American Depositary Receipts (ADR's) based on an agreed upon exchange ratio. The final exchange ratio at closing will be determined using the average closing prices of Eimo's shares in USD on the Helsinki Stock Exchange calculated using a 15 trading day period ending 3 days prior to closing. In the event the average price is greater than USD 6.94 the exchange ratio will be set at 4.85 in which case Eimo will issue a minimum of approximately 23,173,300 ordinary shares (Series A) based on the number of issued and outstanding Triple S shares and options. In the event the average price is less than USD 5.00 the exchange ratio will be set at 5.70 in which case Eimo will issue a maximum of approximately 27,234,600 shares based on the number of issued and outstanding Triple S shares and options. In the event the average price falls between USD 6.94 and USD 5.00 a formula will be used to determine the exchange ratio where the total transaction value will range between approximately USD 136 million and USD 161 million. After the exchange of shares, the holders of the shares and options of Triple S are expected to own between 33 % to 37 % of the total shares and options of Eimo. As a part of the agreement, all Eimo Series K shares (20 votes each) will be converted one-for-one into ordinary shares (1 vote each), resulting in a single series of common stock. In connection with the merger, Eimo will apply for a listing of its ADRs on the Nasdaq National Market.

The acquisition is subject to approval by the stockholders of Triple S and Eimo and certain government entities and agencies. The agreement will be presented for approval at shareholders' meetings of both companies with closing currently anticipated to occur before the end of the year. The merger is intended to be tax free to the shareholders of Triple S and is intended to be accounted for as a pooling-of-interests under Finnish GAAP.

Eimo and Triple S have pursued similar business strategies in the past few years. Both have focused extensively on serving the mobile communication market. Both companies have a long-standing reputation for quality services such as mold design and manufacture, injection molding as well as advanced value added processing of plastic components. Prior to the merger agreement, the two companies have successfully worked together on several customer-initiated joint projects.

Commenting on the acquisition, Mr. Jalo Paananen, Chairman of Eimo, said, "The Triple S acquisition gives us an entirely new strategic posture. It is our objective to become the leading global provider of precision plastic components for the mobile communications industry, and to provide top-quality plastic products to other major industries where there is a premium on the ability to deliver highly technical solutions and advanced materials. By partnering with Triple S Plastics, we believe we are significantly better-positioned to meet that goal." In addition, he stated that the Eimo strategic plans include establishing production facilities in Asia and elsewhere in the

Americas, either through the development of its own facilities, additional acquisitions or a combination thereof.

Mr. A. Christian Schauer will remain as CEO of Triple S and head of the U.S. operations. He will also be nominated for election to the combined Board of Directors of Eimo to serve on the Board following the merger. "We're excited to gain greater capacity to reach customers worldwide," Mr. Schauer said. "We're proud of our reputation for manufacturing top-quality plastic parts in North America and I believe we complement Eimo's work in Europe and Asia."

Paananen and Schauer also announced the combined company will be led by a new President and Chief Executive Officer, Mr. Heikki Marttinen whose appointment was confirmed yesterday by Eimo's Board. Company officials also said they don't expect to cut staff or close facilities. Rather, they believe the combined company will ultimately grow and add personnel and manufacturing facilities. The company's headquarters will be in Lahti, Finland.

Mr. Daniel B. Canavan and Mr. Victor V. Valentine, Jr., each of whom is a member of the Triple S management team and a principal shareholder of Triple S, will also continue in their capacities as executives of Triple S after the merger. Messrs. Schauer, Canavan, Valentine, and Mr. David L. Stewart, the former CEO of Triple S, who together hold more than 50% of the common stock of Triple S, have agreed to vote their shares in favor of the merger. In addition, Jalo Paananen, Elmar Paananen, Annamari Jukko and Topi Paananen, all of whom are principal shareholders of Eimo and who hold directly an aggregate of 32% of the shares of Eimo, and 74% of the voting power of Eimo have agreed to vote their shares in favor of the merger. The principal shareholders named above of both companies, other than Mr. Stewart, have also entered into a lock-up agreement regarding their equity holdings in the companies, which agreements will only permit them, individually, in the case of Messrs. Schauer, Canavan and Valentine, and as a group, in the case of the four Paananen family members named above, to dispose of 30% of their individual holdings beginning on the completion of the merger, an additional 30% beginning 12 months after the completion of the merger, and the remainder of their shares beginning 24 months after the completion of the merger.

Conventum Corporate Finance Oy has acted as financial advisor and Smith, Gambrell & Russell, LLP has acted as legal counsel to Eimo. Pacific Crest Securities, Inc. has acted as financial advisor and Schiff Hardin & Waite has acted as legal counsel to Triple S.

About Eimo:
Eimo is a leading European manufacturer of injection molded precision plastic components for the mobile communications industry. Eimo, headquartered in Lahti, Finland, has production facilities at five sites in Finland, as well as in the Netherlands and expects to open a new production facility in Hungary later this year. Eimo had net sales of EUR 78 million (USD 74 million) in 1999 and employs approximately 700 people.

About Triple S:
Triple S is a full-service manufacturer of custom injection molded plastics, with over 60% of its sales going to the mobile communications industry. Triple S has manufacturing facilities in Texas, Michigan and New York in the U.S., had net sales of EUR 100 million (USD 95 million) in the year ended March 31, 2000 and employs approximately 750 people.

Eimo will be hosting a news conference by Mr. Elmar Paananen, Executive Vice Chairman, in Hotel Kamp (Mirror Room), Pohjoisesplanadi 29, 00100 Helsinki, 14th July, 11:00 a.m. Finnish time. Slides of the news conference presentation will be available at the company's website www.eimo.com.

Contacts:
Elmar Paananen, Eimo Oyj
Tel. + 358 500 503865
www.eimo.com

A. Christian Schauer, Triple S Plastics, Inc.
Tel. + 1 616 327 2224
www.tsss.com


Investors are urged to read the information to be filed with the United States Securities and Exchange Commission in connection with the merger, including the proxy material to be sent to the holders of common stock of Triple S to solicit their approval of the Merger Agreement and the transactions contemplated thereby and the registration statement to be filed by Eimo on Form F-4 with respect to ordinary shares of Eimo to be issued in connection with the transaction, each of which will include a copy of the Merger Agreement as an exhibit. Such documents, when filed, will be available free of charge from the SEC website at www.sec.gov.

This press release includes statements that constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. For certain information regarding these risks and uncertainties, reference is made to Eimo's March 1999 Offering Circular for 5,000,000 share combined offering (copies of which are available from Eimo upon written request) and Triple S' Annual Report on Form 10-K for the year ended March 31, 2000.